September 18, 2018 Via Facsimile and EDGAR
Christina Chalk
Senior Special Counsel
Division of Corporate Finance
Office of Mergers & Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-3628

Re: Inland Real Estate Income Trust, Inc.
Schedule TO-T
Filed September 10, 2018 by MacKenzie Capital Management, LP
File No. 005-90632

Dear Ms. Chalk:

I am responding to the comments in your letter dated September 14, 2018, regarding the above-referenced filing.  Set forth below are my responses numbered to correspond to your numbered comments.
1.
As we discussed, the transfer process for limited partnership is indistinguishable in this instance from that of non-traded REITs like the subject company.  The Bidder is not in control of this process, and cannot be assured that any shareholder owns the shares tendered prior to the confirmation of transfer.  Thus, the bidders are unable to pay for such shares prior to confirmation of transfer from the REIT's transfer agent.  The Bidders will pay for such shares within 3 business days of such confirmation, which is "prompt" within the meaning of the rule.

2.
The next sentence of Section 12 states that "The cash and liquid securities necessary to complete the entire purchase are readily available and are committed to that purpose."  We believe that this statement, in conjunction with the one referenced in your comment, make the statements clear that the Purchasers have sufficient liquid assets to fund the offer (and, we confirm that we are not including in those totals any shares tendered or to be tendered in the offer itself).

3.	We have made a revision to clarify that we must take action on any triggering of a condition, or waive that condition, promptly after any event gives rise to such condition.
4.	We have revised the section according to our discussion.

Sincerely,

/s/ Chip Patterson
Chip Patterson